EXHIBIT 99.2

Elliott Management Corp.
40 West 57th Street
New York, New York 10019
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Tel. (212) 974-6000
Fax: (212) 974-2092

November 16, 2015

The Board of Directors American Capital
2 Bethesda Metro Center 14th Floor
Bethesda, MD 2081
Attention: Malon Wilkus, Chairman and Chief Executive Officer

Dear Members of the Board of Directors:

Elliott Associates, L.P. and Elliott International, L.P. (“Elliott”) hold an approximately 8.4% interest in American Capital, Ltd. (the “Company” or “ACAS”), making us one of the Company’s largest stockholders.  Elliott is a multi-strategy investment firm founded in 1977 with more than $27 billion in assets under management, focused on employing detailed research to address complex investment situations.

We are convinced that the Company’s plan to spin out BDC assets into a new business development company and create a stand-alone, external asset manager will put valuable assets at risk, serve to entrench management and significantly limit options for future stockholder value creation.  This morning Elliott is filing a preliminary proxy statement and intends to urge fellow stockholders to join us in voting “AGAINST” the Board’s proposals.

The Board’s proposal comes after years of value destruction, as ACAS shares have traded at a median price to net asset value of 71% since the beginning of 2011, compared to 115% for comparable BDCs.1  We believe the source of this underperformance is:

•
Ineffective management drives low valuation.  Median analyst price targets for ACAS point to a 10% discount to NAV, compared to a 48% and 7% premium for comparable internally managed BDC’s and externally managed BDC’s, respectively.

•	Poor capital deployment. ACAS has continued to deploy capital into highly illiquid and risky assets instead of generating riskless accretion through share repurchases.

•
Directors lack qualifications to oversee management.  With an average Board tenure of 15 years and limited professional investment experience, the Board lacks the relevant expertise to govern the behavior of the investment team and hold management accountable.

1  January 1, 2011 to November 13, 2015.  BDCs with market capitalization greater than $750 million. Externally Managed BDCs: Ares Capital Corporation (ARCC), Prospect Capital Corporation (PSEC), FS Investment Corporation (FSIC), Apollo Investment Corporation (AINV), TPG Specialty Lending (TSLX), Fifth Street Finance (FSC), New Mountain Finance (NMFC) and Golub Capital (GBDC); Internally Managed BDCs include: Main Street Capital (MAIN) and Hercules Technology Growth Capital (HTGC).

•
Compensation that rewards failure. ACAS has consistently paid excessive compensation for poor performance, as evidenced by the Company receiving “F” grades in Glass Lewis’ pay-for-performance model for each of the last four years (and no better than a “D” since 2008).

•	Excessive overhead. ACAS’ compensation expense ratio is one of the highest compared to publicly traded alternative asset managers.

Management’s spin-off plan exacerbates these issues, by further entrenching an ineffective management team, establishing a sub-scale investment management platform with questionable ability to deliver stockholder returns and permanently squandering the Company’s opportunity to fully optimize ACAS’ existing platform and realize meaningful upside.

Over the past several months, Elliott has devoted substantial resources to examining the Company, its portfolio and its spin-out plan.  We estimate ACAS’ portfolio could support a share price in excess of $23.00.

Today, we are proposing a five-step plan to increase stockholder value:

1)	Withdraw the Spin-Out Proposal. The proposal is self-serving for management and the board and limits stockholder rights and potential value realization.

2)	Strengthen the Board. Add highly qualified independent Board members with relevant experience and fresh perspectives to challenge management and hold them accountable.

3)
Review Portfolio and Capital Allocation.  Engage advisors to conduct a comprehensive review of the ACAS portfolio and capital allocation policies, while strategically monetizing ACAS’ broadly syndicated loan portfolio and expanding targets for share repurchases.

4)	Cut Overhead. Engage in a systemic cost cutting initiative with a commitment to reduce costs by $50-75 million per year.

5)
Engage in a Meaningful Strategic Review.  Establish a Strategic Review Committee lead by new directors, and advised by qualified independent outside counsel and bankers, to explore all available options to maximize stockholder value.

As a substantial stockholder, Elliott believes in the potential value of ACAS and is committed to helping the Company experience to realize full value for stockholders.

Together with our proxy filing, today Elliott is making available online a presentation that explains our views in greater detail and provides supporting data for the statements made in this letter.  Those materials will be available on our website, www.BetterACAS.com.  We urge all stockholders to review those materials.

Very truly yours,

Jesse Cohn	Patrick Frayne
Senior Portfolio Manager	Portfolio Manager